UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

SPIRENT plc

(Translation of registrant’s name into English)

Spirent House,

Crawley Business Quarter,

Fleming Way, Crawley,

West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date: 24 February, 2005	By	/S/ Luke Thomas
(Signature)

SPIRENT PLC

FINAL RESULTS FOR THE YEAR TO 31 DECEMBER 2004

London, UK – 24 February 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announced its final results for the year to 31 December 2004.

Highlights

	2004	2003	Change %
£ million			Reported	Constant currency
Turnover	475.0	466.2	2	9
Operating profit[1]	42.8	36.0	19	28
Profit before taxation and amortisation[2]	37.4	30.0	25
Profit before taxation	24.0	0.3	> 100
Earnings per share[3] (pence)	2.99	2.31	29

•	Our performance in 2004 showed a marked improvement as a result of our investment in and focus on growth markets.

•	In the Communications group, our Performance Analysis division achieved a substantial improvement in its results, with turnover up 31 per cent in constant currencies and operating profit[1] up materially from £4.4 million to £19.7 million due to increased customer spending on next-generation technologies.

•	Actions have been taken to reinvigorate the Service Assurance division, but we are not anticipating a recovery in its performance until the latter part of 2005. Results for the division were affected by market pressures, with turnover down 10 per cent in constant currencies and operating profit[1] at break-even.

•	The Network Products group delivered another strong performance, with turnover up 11 per cent and operating profit[1] up 27 per cent in constant currencies.

•	The movement in the US dollar exchange rate reduced reported turnover by £32.8 million, operating profit[1] by £3.2 million and profit before taxation and amortisation[2] by £2.5 million.

•	Product development spending in the Communications group was £60.4 million, 24 per cent of turnover, to secure our position at the forefront of telecoms technology.

•	Strong cash generation reduced net debt to £26.4 million at the end of 2004 compared with £57.5 million at the end of 2003.

Notes
1	Before goodwill amortisation and operating exceptional items.
2	Before exceptional items.
3	Earnings per share is based on headline earnings as set out in note 3 to this report.
4	In constant currencies or on a constant currency basis means calculated at constant exchange rates.

Commenting on the results, Anders Gustafsson, Chief Executive, said:

“The positive trends in customer spending seen towards the end of 2003 have continued throughout 2004 and we are delighted to announce results showing a substantial improvement in our Performance Analysis division. During 2005 we expect this division to benefit from further customer spending on technologies critical to the migration to packet-based networks. In our Service Assurance division we have taken actions to cut costs and reinvigorate the business, but we do not anticipate seeing a recovery in its performance until the latter part of the year. Our Network Products group had another strong year in 2004 and is expected to continue to make further progress in 2005.

“As expected, we have had a satisfactory start to 2005 and looking ahead I anticipate further progress as we pursue our strategy of growing our communications business.”

- ends -

Enquiries

Anders Gustafsson, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676

Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676

Media
Tom Buchanan/Rupert Young	Brunswick	+44 (0)20 7404 5959

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as “will”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “should”, “may”, “assume” and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc’s Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

REPORT FOR THE YEAR TO 31 DECEMBER 2004

Operating profit, return on sales and headline earnings per share are used by the Group as key measures of operating performance and are stated before the effect of goodwill amortisation and exceptional items so that period on period comparisons are not distorted. Free cash flow (cash flow before disposals, acquisitions, equity dividends and financing) is also a key measure.

Operating profit and return on sales in the text are stated before goodwill amortisation and operating exceptional items. In constant currencies or on a constant currency basis means calculated at constant exchange rates. Headline earnings per share as referred to in the text is based on headline earnings as set out in note 3 to this report.

OPERATING AND FINANCIAL REVIEW

Overview

Our performance in 2004 showed a marked improvement as a result of our investment in and focus on growth markets. In the Communications group, our Performance Analysis division achieved a substantial improvement in its results, with turnover up 31 per cent in constant currencies and operating profit up materially from £4.4 million to £19.7 million due to increased customer spending on next-generation technologies. Actions have been taken to reinvigorate the Service Assurance division, but we are not anticipating a recovery in its performance until the latter part of 2005. Results for the division were affected by market pressures, with turnover down 10 per cent in constant currencies and operating profit at break-even. The Network Products group delivered another strong performance, with turnover up 11 per cent and operating profit up 27 per cent in constant currencies. The movement in the US dollar exchange rate reduced reported turnover by £32.8 million, operating profit by £3.2 million and profit before taxation, amortisation and exceptional items by £2.5 million. Product development spending in the Communications group was £60.4 million, 24 per cent of turnover, to secure our position at the forefront of telecoms technology. Strong cash generation reduced net debt to £26.4 million at the end of 2004 compared with £57.5 million at the end of 2003.

Operating review

Communications

£ million	2004	2003	Change %
			Reported	Constant currency
Turnover
Performance Analysis	176.8	148.7	19	31
Service Assurance	74.7	91.7	(19)	(10)

Communications group	251.5	240.4	5	15

Operating profit
Performance Analysis	19.7	4.4	> 100	>100
Service Assurance	0.2	9.4	(98)	(95)

Communications group	19.9	13.8	44	63

Return on sales (%)
Performance Analysis	11.1	3.0
Service Assurance	0.3	10.3
Communications group	7.9	5.7

Our Communications group, Spirent Communications, is a leading provider of test and monitoring solutions and systems for next-generation telecoms equipment and services worldwide. In 2004 we achieved an improvement in the overall results of our Communications group due to a recovery in the Performance Analysis division, which has benefited from increased spending on next-generation technologies. Results for the Service Assurance division were weak due to pressures in its market and we are working to enhance our products to address customers’ evolving needs. Turnover for the group was up by 15 per cent on a constant currency basis compared with 2003. As a result of increased volumes, operating profit increased to £19.9 million representing a 63 per cent increase in constant currencies over the prior year. Return on sales improved to 7.9 per cent compared with 5.7 per cent in 2003.

In order to be able to meet our customers’ needs and to secure our position at the forefront of telecoms technology we have maintained our investment in product development, spending a total of £60.4 million, or 24 per cent of the Communications group’s turnover, in the period (2003 £57.8 million and 24 per cent). Total product development spending for the year was split as to £43.2 million in the Performance Analysis division and £17.2 million in the Service Assurance division (2003 £39.4 million and £18.4 million, respectively). This investment continues to be directed at next-generation technologies and at maintaining the competitiveness of our products in terms of price and functionality.

During the second half of 2004 we embarked on a number of initiatives to improve the operational efficiency of the Communications group. These initiatives include the further integration of important functions such as IT, finance, human resources and group marketing and a rationalisation of the supply chain. In addition, management reporting lines have been simplified with certain of our smaller operations being integrated into our broadband and wireless activities. These actions will enable the group to make better use of shared resources and drive synergies across our various telecoms activities. A substantial headcount reduction and certain other actions have also been undertaken in the Service Assurance division. In total these actions, some of which were taken in 2005, are expected to deliver annualised cost savings of approximately £4 million.

Our strategy for Spirent Communications continues to be to advance next-generation technologies and services, to increase our presence internationally and to extend our products into the enterprise sector. We believe we have made progress in delivering this strategy during 2004 and, while challenges still remain for us in relation to the Service Assurance division, we are confident we now have the corporate structure and management with which to drive the group along its future development path.

Performance Analysis

Our Performance Analysis division develops solutions for testing the performance, functionality and conformance of telecoms equipment. This is achieved by simulating voice, video and data traffic and large-scale networks and by creating real-world conditions in the laboratories of network equipment manufacturers, telecoms service providers, enterprises and government departments. By subjecting equipment and networks to impairments and stresses customers are able to ensure that the equipment or services they are about to launch or deploy will withstand real-world conditions thereby reducing the commercial risks inherent in developing or adopting new products.

While overall telecoms capital spending was up modestly in 2004 our Performance Analysis division benefited directly from increased spending on next-generation and 3G wireless technologies by our customers during the year. This trend, which began to emerge towards the end of 2003, has largely been driven by the migration from legacy, circuit-switched networks to Internet Protocol (IP) or packet-based networks by telecoms service providers around the world. As a result turnover in the Performance Analysis division grew by 31 per cent in constant currencies in 2004. Operating profit of £19.7 million was up materially over

2003 reflecting the operational gearing inherent in this business as volumes increase. Return on sales recovered to 11.1 per cent for the period compared with 3.0 per cent in 2003.

Our portfolio of leading-edge products, services and solutions is well aligned with our customers’ needs and in 2004 we grew sales in constant currencies in all of our product groups and across all customer sectors. In particular, we saw good demand for our core broadband access, metro Ethernet, gigabit Ethernet and IPv6 test systems, driven by the move towards higher speeds of data transmission, increased scalability and the proliferation of high bandwidth applications such as voice, video and data, generally referred to as ‘triple play’. The momentum in the voice-over-IP (VoIP) services sector was behind the increased sales of our market-leading IP telephony test solutions during the year. Continuing concerns in relation to the delivery of mission critical processes over enterprise networks and websites resulted in strengthened demand for our web testing products both from network equipment manufacturers and enterprise customers.

Our wireless handset test activities, which represent approximately 23 per cent of this division’s turnover, grew substantially in 2004 due largely to increased demand for our industry-leading CDMA-2000 handset test systems. Demand has been driven by the deployment of high speed 3G data services and the increased number of new mobile devices in the market. There was good growth in sales of our systems for testing advanced CDMA wireless services such as ‘push-to-talk’ and those utilising mobile IP, reflecting an increased focus on testing the applications that run on mobile devices. We are now a market leader in test solutions for mobile devices employing 1xEV-DO technology, an advanced 3G CDMA technology that was first used in Asia and is now undergoing deployment in the US and Europe. During the year we also made initial sales of our wideband CDMA handset testing solutions into strategic customers, including systems incorporating our leading location-based testing capability using Assisted GPS.

On a geographic basis we have seen increased turnover worldwide in constant currencies with sales particularly strong in the US where a large number of our major customers are located. Strong relationships with important local customers have led to record sales in China in 2004. In addition, the move by some of the major global network equipment manufacturers to establish quality assurance and research and development facilities in India and China has contributed to sales in the Asia Pacific region. We also delivered growth in our European sales over 2003 due to the continued roll out of advanced digital subscriber line (DSL) services in the region and good demand for our VoIP, web applications and wireless handset testing systems.

The results for our Performance Analysis division demonstrate that our strategy of providing solutions that enable customers to develop and deploy next-generation equipment and services more efficiently and economically has delivered growth. During 2005 we expect to continue to benefit from further customer spending on technologies critical to the migration to packet-based networks.

Service Assurance

Our Service Assurance division provides systems that enable telecoms service providers to test and assure broadband leased line, DSL and IP services. Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralising their network testing and service assurance processes, reducing the need for expensive physical intervention and facilitating faster responses to customers’ problems.

The performance of our Service Assurance division in 2004 was affected by market pressures with turnover for the division down 10 per cent in constant currencies compared with 2003. Operating profit for 2004 was down substantially at £0.2 million compared with £9.4 million in 2003, after incurring an operating loss of £2.0 million in the second half of the year.

We continued to supply and support DSL and leased line monitoring systems for major US service providers during the year. However, sales of our leased line systems declined faster than anticipated in the period as customers increasingly focused their capital spending on advanced IP services. Service providers continue to seek to reduce the cost of deploying DSL services and we have responded to this trend by re-engineering certain elements of our offering to increase the cost effectiveness of our DSL monitoring solutions. Our hardware probes remained the largest contributor to sales in 2004 with maintenance and support contracts representing just over a quarter of this division’s sales in the year. We have had success in the IP space with initial orders for SmartSight™, our recently launched IP monitoring and diagnostic system, and we have been encouraged by the levels of customer interest in this range of solutions. We expect to launch further enhancements to the SmartSight product range in 2005. Our field test business saw significant growth over 2003 driven by the shipment of a major order of portable fault testers to a leading European service provider.

The future growth of our Service Assurance division will come from the delivery of cost effective DSL monitoring solutions, success in the IP services sector and the broadening of our customer base geographically. Consequently, over the last six months we have taken several steps to realign our resources and reduce operating costs including changing the senior management, reducing employee numbers by approximately 15 per cent and redirecting marketing and product development efforts. We have increased our marketing efforts outside the US and, in particular, have adopted a direct sales strategy in China which involves exiting our joint venture, Spirent DM, and creating a direct sales force based in Beijing. We are currently actively working with a number of non-US customers to help them define their future strategy for DSL and IP service assurance.

The global telecoms sector is currently undergoing a migration from legacy networks towards IP-based networks and services. These new networks and services will require sophisticated monitoring and diagnostic systems to enable network operators to deliver the high quality, reliable telecoms services their customers have come to expect. We believe the actions we have taken in our Service Assurance division will enable us to take advantage of this trend but we are not anticipating a recovery in its performance until the latter part of 2005.

Network Products

			Change %
£ million	2004	2003	Reported	Constant currency
Turnover	187.8	174.4	8	11
Operating profit	20.4	16.7	22	27
Return on sales (%)	10.9	9.6

Our Network Products group produces innovative products and solutions for the fastening, identification, protection and connectivity of wires and cables in electrical and communications networks in a broad range of applications. The group operates under the global brand HellermannTyton in 30 countries worldwide and has manufacturing facilities in all the major geographic regions.

Our Network Products group delivered another strong performance in 2004 with turnover of £187.8 million up 11 per cent in constant currencies over the same period last year. Operating profit of £20.4 million was ahead by 27 per cent in constant currencies over 2003. Return on sales improved to 10.9 per cent from 9.6 per cent due to increased operational efficiencies. As anticipated, results for the second half of 2004 were marginally below the first half due to the normal seasonality of this business. Capital expenditure was up over 2003 as planned due to the expansion of capacity at our major manufacturing sites and we plan to further increase capacity in 2005.

In Europe our sales benefited from increased automotive production and our ability to increase the number of products per platform on new models. Sales in the US were up due to the general economic recovery as well as our increased penetration of the automotive and telecoms markets and successful new product introductions. Sales in Japan through our associate company showed good growth and we made progress in China due to the increasing OEM and automotive production levels in the region.

We were successful in growing sales to the automotive sector, which represents the largest proportion of this group’s turnover, with increased cabling in cars driving demand for our cable management and fastening products. In addition, with the increasing trend among volume car manufacturers to move production to emerging economies, our ability to supply customers directly in these regions has helped increase sales. Sales to the heavy vehicles market were good in all regions but particularly in the US where heavy truck manufacturers increased their manufacturing volumes in the year. We increased sales in our next largest market, the electrical wholesalers and catalogue houses, although their end markets continue to be difficult. We saw growth in sales of our connectivity systems but the communications market remains very price competitive and we took actions during the year to reduce the cost base. The RapidNet pre-terminated structured cabling system launched last year has received increasing acceptance and we have secured several important installations in the enterprise and public sector markets. We also secured further deployments for Autotools, our market leading automated bundling systems, at major automotive and white goods harness makers worldwide during the year.

Our strong customer focus, technical leadership and world class operational excellence have enabled us to capitalise on our market-leading positions in Europe, South America and the Asia Pacific region during 2004 and we expect to continue to make further progress in 2005.

Systems

			Change %
£ million	2004	2003	Reported	Constant currency
Turnover	31.3	37.9	(17)	(14)
Operating profit	1.9	6.1	(69)	(69)
Return on sales (%)	6.1	16.1

Figures in the above table relate to PG Drives Technology only. Divested businesses contributed £4.4 million of turnover and £0.6 million of operating profit in 2004 and £13.5 million of turnover and a £0.6 million operating loss in 2003.

After the sale of our last remaining aerospace business in August 2004, the Systems group now comprises PG Drives Technology, a leading supplier of power control systems for powered medical and small industrial vehicles. The continued weakness of the US dollar has adversely affected the trading performance of PG Drives Technology with the transaction effect reducing operating profit by approximately £3 million. Turnover and operating profit were down 14 per cent and 69 per cent, respectively, in constant currencies compared with

2003. Return on sales reduced to 6.1 per cent compared with 16.1 per cent in 2003. We have had some success in reducing our exposure to the US dollar:sterling exchange rate by increasing the number of components purchased in US dollars. We have also moved some of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region.

Continuing constraints in US government healthcare funding for powered wheelchairs dampened demand for our wheelchair systems during the year. Due to the competitiveness of our established VSI, S-Drive and TRIO+ products we were, however, successful in increasing customer penetration in both the mobility and our new industrial vehicles markets during the year. In 2005 we are planning to launch several new products that will enable us to strengthen our position in both our addressed markets.

While results for this group are currently being affected by the weak US dollar and reduced US government healthcare funding, longer term prospects for our main mobility vehicle market remain positive, as we anticipate that increasing affluence and the desire for mobility will increase the demand for powered medical vehicles.

Financial review

Results

			Change %
£ million	2004	2003	Reported	Constant currency
Turnover	475.0	466.2	2	9
Operating profit	42.8	36.0	19	28
Return on sales (%)	9.0	7.7

Reported turnover for 2004 of £475.0 million was up 2 per cent and operating profit of £42.8 million was up 19 per cent compared with 2003. In constant currencies turnover was up by 9 per cent and operating profit was up by 28 per cent compared with 2003. Return on sales for the Group improved to 9.0 per cent from 7.7 per cent in 2003.

Reported results have been affected by the weakness of the US dollar relative to sterling with an average US dollar:sterling exchange rate of $1.83: £1 in 2004 compared with $1.64: £1 in 2003. In 2004 currency translation reduced turnover by £32.8 million, operating profit by £3.2 million and profit before taxation, amortisation and exceptional items by £2.5 million.

Turnover by source grew in constant currency terms in all geographic regions during 2004. Turnover by market grew in constant currencies in all regions except the Asia Pacific region, where growth from the Network Products group and Performance Analysis division was offset by lower demand for our Systems group’s products. Operating profit by source in North America grew by 64 per cent in constant currencies compared with 2003. Operating profit also grew in the Asia Pacific region but reduced by 4 per cent in constant currencies in Europe due to the effect of the weak US dollar on trading.

Product development spending for the Group in 2004 was £67.3 million, or 14 per cent of turnover (2003 £66.0 million and 14 per cent), the large majority of which was invested in the Communications group.

A £0.7 million loss from interests in joint ventures in 2004 relates to our share of the losses in our joint venture company in China, Spirent DM. Income from interests in joint ventures reported in 2003 included our share of profits from WAGO which was divested in April 2003.

Net interest payable, excluding the exceptional interest expense, reduced to £6.8 million in 2004 compared with £9.3 million in 2003 due principally to the continued reduction in net debt during 2003 and 2004.

Profit before taxation, amortisation and exceptional items was £37.4 million compared with £30.0 million in 2003. Reported profit before taxation was £24.0 million compared with £0.3 million for 2003.

The effective rate of taxation for 2004 was 24.1 per cent compared with 27.7 per cent for 2003 as a result of the utilisation of tax losses. We anticipate that the effective tax rate for 2005 will be approximately 25 per cent.

Headline earnings per share of 2.99 pence increased by 29 per cent over 2003. The weighted average number of shares outstanding at the period end was 939.2 million (2003 929.3 million). After charging goodwill amortisation and exceptional items, basic earnings per share for 2004 was 1.70 pence (2003 loss 0.05 pence).

Net debt has reduced significantly to £26.4 million at 31 December 2004 from £57.5 million at the end of 2003. The effect of translation has reduced net debt by £5.4 million due principally to the weak US dollar.

Our borrowing covenant ratios at the year end were net interest cover of 5.8 times (covenant ratio: greater than or equal to 2.5 times) and net debt to EBITDA of 0.5 times (covenant ratio: less than or equal to 2.25 times). Having met the financial covenant requirements under the terms of our borrowings, we will revert to semi-annual covenant tests, with covenants of net interest cover of not less than 3.0 times and net debt to EBITDA of not more than 3.0 times, and certain other restrictions within our borrowing terms will be relaxed.

We were granted an order of the High Court in November 2004 confirming the cancellation of the share premium account and capital redemption reserve in order to eliminate the deficit in the Company’s distributable reserves.

Exceptional items

Operating exceptional items of £2.9 million have been charged in 2004 which related to restructuring costs within our businesses and the exit from our joint venture company, Spirent DM.

Total non-operating exceptional items in 2004 were a net loss of £0.9 million. In August 2004 the remaining aerospace maintenance, repair and overhaul (MRO) business was divested for a net loss of £2.5 million after charging £4.9 million of goodwill previously written off to reserves and now reinstated in accordance with Financial Reporting Standard 10. Provisions on vacant property and accrued expenses related to prior year disposals of £1.6 million have been released.

A make-whole amount of £0.5 million has been charged as an exceptional interest expense in 2004. In 2003 we reported an exceptional interest expense of £16.1 million in relation to the make-whole amount on the partial prepayment of our senior notes and related bank fees.

Financing

During 2004 we prepaid a total of $19.4 million (£10.6 million) of our senior notes. Following this $124.8 million (£65.0 million) of notes remained outstanding at 31 December 2004. Our £30 million bank facility remained nil drawn at the end of 2004 at which point we had cash at bank and in hand of £51.7 million. A new £30 million bank facility was put in place in February 2005 and this facility has a 364-day term and a 12 month term-out option.

Cash flow

In 2004 we were cash generative in all our operating groups. Operating cash flow for 2004 was down by 12 per cent at £60.3 million compared with £68.2 million in 2003 due largely to the pension payments referred to below.

Cash flow before disposals, acquisitions and financing, or free cash flow, for 2004 was £23.0 million compared with £38.2 million in 2003. Net capital expenditure increased to £24.8 million as planned compared with net £15.8 million in 2003. We expect capital investment to increase to approximately £35 million in 2005 due to investments in IT within our Communications group and the expansion of capacity within the Network Products group.

Net cash payments of tax of £3.1 million were made in 2004 compared with a net inflow of £8.9 million in 2003 when we had the benefit of a carry back of tax losses, principally in the US.

In 2004 we made our first additional annual cash contribution of £3.5 million to our defined benefit UK pension plans and we will make a similar contribution to the schemes in the first half of 2005. We also settled the liability of £3.7 million due to Nicholas Brookes, the former Chief Executive of the Company, on his retirement in respect of his unfunded unapproved retirement benefit (UURB).

Excluding the make-whole amounts, net interest payments of £7.2 million in 2004 were below the £9.5 million paid in 2003. In 2004 we paid make-whole amounts of £2.3 million, including £1.8 million accrued in 2003, on the prepayment of senior notes compared with £13.7 million paid in 2003.

Disposals and acquisitions

We divested our MRO aerospace business for net cash proceeds of £2.5 million in August 2004. During the year we acquired the minority shareholdings in two of our Network Products subsidiaries for a cash consideration of £1.1 million.

Pension fund

At the end of 2004 the pension liability reduced to £27.0 million (31 December 2003 £35.2 million), net of deferred taxation of £11.1 million (2003 £13.0 million). The assets in the schemes have increased during the year as a result of the performance of the equity markets and the Company’s contribution of £3.5 million to the defined benefit UK pension plans. The Company will make a further contribution of £3.5 million to the defined benefit UK pension plans in the first half of 2005. The UURB liability of £3.7 million was settled in 2004.

Adoption of International Financial Reporting Standards

Spirent is required to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union with effect from 1 January 2005. For the Spirent Group the main areas on which we expect IFRS to make an impact will be the reporting and treatment of goodwill and intangible assets, share-based payments, financial instruments and profit or loss on disposal of operations. The adoption of IFRS will not affect our position under existing borrowing covenants as they are calculated under UK GAAP as it existed at 31 December 2002 nor will IFRS change the cash flow, risk profile or economics of the business going forward. Further details on the effect of the adoption of IFRS are provided later in this report.

Dividend

In November we completed the process required to eliminate the deficit in the Company’s distributable reserves. Although we are now in a position to rebuild distributable reserves through retained profits, out of which dividends may be paid, no decision to resume dividend payments has been taken by the Board.

The Board and senior management

In August 2004 Anders Gustafsson was appointed Chief Executive after the retirement of Nicholas Brookes on 30 June 2004. After joining the Group, Anders Gustafsson took over direct responsibility for Spirent Communications. In September 2004 My Chung, Executive Director of Spirent and President of Spirent Communications, resigned from the Board and we would like to thank him for his contribution to Spirent and wish him well for the future. In November William Burns was appointed President of the Service Assurance division of Spirent Communications.

In December we were delighted to announce the appointment of Kurt Hellström as a non-executive director. He was formerly President and Chief Executive Officer of Ericsson and has exceptional experience of the telecoms industry, particularly in wireless communications and the Asia Pacific market. Richard Moley will retire from the Board with effect from the date of the 2005 Annual General Meeting and we would like to thank him for his valuable contribution during his tenure as a non-executive director.

Outlook

During 2005 we expect our Performance Analysis division to benefit from further customer spending on technologies critical to the migration to packet-based networks. In our Service Assurance division we have taken actions to cut costs and reinvigorate the business, but we do not anticipate seeing a recovery in its performance until the latter part of 2005. Our Network Products group is expected to continue to make further progress in 2005.

As expected, we have had a satisfactory start to 2005 and looking ahead we anticipate further progress as we pursue our strategy of growing our communications business.

Consolidated profit and loss account

£ million	Notes	Year to 31 December
		2004 Before exceptional items	2004 Exceptional items	2004 Total		2003 Total
Turnover - Group and share of joint venture		475.0	—	475.0		488.6
Less share of joint venture’s turnover		—	—	—		(22.4)

Turnover	1,2	475.0	—	475.0		466.2

Operating profit	1,2	33.7	(2.9)	30.8		18.8
Operating exceptional items		—	2.9	2.9		7.5
Goodwill amortisation		9.1	—	9.1		9.7
Operating profit before goodwill amortisation and exceptional items	1,2	42.8	—	42.8		36.0

Income from interests in
Joint ventures		(0.7)	—	(0.7)		2.7
Associates		2.8	—	2.8		2.1

Operating profit of the Group, joint ventures and associates		35.8	(2.9)	32.9		23.6

Non-operating exceptional items
(Loss)/profit on disposal of operations		—	(0.9)	(0.9)		3.6

Profit before interest		35.8	(3.8)	32.0		27.2
Net interest payable		(6.8)	—	(6.8)		(9.3)
Exceptional interest payable		—	(0.5)	(0.5)		(16.1)
Other finance expense		(0.7)	—	(0.7)		(1.5)

Profit before taxation		28.3	(4.3)	24.0		0.3

Taxation		(7.7)	—	(7.7)		(0.6)

Profit/(loss) after taxation		20.6	(4.3)	16.3		(0.3)

Minority shareholders’ interest				(0.3)		(0.2)

Profit/(loss) attributable to shareholders				16.0		(0.5)

Basic earnings/(loss) per share	3			1.70	p	(0.05	)p
Headline earnings per share	3			2.99	p	2.31	p
Diluted earnings/(loss) per share	3			1.67	p	(0.05	)p

Consolidated statement of total recognised gains and losses

	Year to 31 December
£ million	2004	2003
Profit/(loss) attributable to shareholders	16.0	(0.5)
Gain on lapsed options	1.2	1.2
Exchange adjustment on subsidiaries, joint ventures and associates	(0.7)	6.1
Overseas taxation on exchange adjustment	—	(0.2)
Reinstatement of deferred tax assets on pension liability	—	12.6
Actuarial gain recognised in the pension schemes net of tax	2.1	0.2

Total recognised gains and losses	18.6	19.4

Consolidated balance sheet

	At 31 December
£ million		2004		2003
Fixed assets
Intangible assets		88.8		101.6
Tangible assets		86.3		90.2
Investments
Investment in joint venture	—		0.3
Investment in associates	15.8		14.6

		15.8		14.9

Total fixed assets		190.9		206.7

Current assets
Stocks	54.0		55.0
Debtors	89.9		86.9
Cash at bank and in hand	51.7		37.6

	195.6		179.5

Current liabilities
Creditors due within one year	(116.8)		(111.3)
Loans and overdrafts	(1.8)		(1.8)

	(118.6)		(113.1)

Net current assets		77.0		66.4

Assets less current liabilities		267.9		273.1
Long term liabilities
Creditors due after more than one year		(80.2)		(95.6)
Provision for liabilities and charges
Deferred taxation	(1.9)		(2.3)
Other provisions	(13.8)		(17.9)

		(15.7)		(20.2)

Assets less liabilities (excluding pension liability)		172.0		157.3
Pension liability		(27.0)		(35.2)

Assets less liabilities (including pension liability)		145.0		122.1

Shareholders’ funds - equity		143.7		119.9
Minority interests - equity		1.3		2.2

Total equity		145.0		122.1

Consolidated cash flow statement

	Note	Year to 31 December
£ million		2004	2003
Net cash inflow from operating activities	4	60.3	68.2

Dividends received from associates		0.1	0.1

Returns on investments and servicing of finance		(9.5)	(23.2)
Taxation		(3.1)	8.9
Capital expenditure and financial investment		(24.8)	(15.8)

Cash inflow before acquisitions, disposals, equity dividends and financing		23.0	38.2

Acquisitions and disposals		1.2	60.4
Management of liquid resources		—	0.1
Financing		(9.5)	(143.6)

Net cash inflow/(outflow)		14.7	(44.9)

Reconciliation of net cash flow to movement in net debt

	Year to 31 December
£ million	2004	2003
Net cash inflow/(outflow)	14.7	(44.9)

Cash outflow arising from the change in debt and lease financing	11.0	144.3
Cash inflow arising from the change in liquid resources	—	(0.1)

Movement arising from cash flows	25.7	99.3

Debt issue costs	0.3	(0.8)
New finance leases	(0.3)	(0.3)
Exchange adjustment	5.4	6.1

Movement in net debt	31.1	104.3

Net debt at 1 January	(57.5)	(161.8)

Net debt at 31 December	(26.4)	(57.5)

Notes

1. Segmental analysis

	Year to 31 December
£ million	2004	%	2003	%
Turnover
Performance Analysis	176.8	37	148.7	32
Service Assurance	74.7	16	91.7	20

Communications	251.5	53	240.4	52
Network Products	187.8	40	174.4	37
Systems	35.7	7	51.4	11

	475.0	100	466.2	100

Operating profit

Operating profit before goodwill amortisation and exceptional items
Performance Analysis	19.7	46	4.4	12
Service Assurance	0.2	—	9.4	26

Communications	19.9	46	13.8	38
Network Products	20.4	48	16.7	47
Systems	2.5	6	5.5	15

	42.8	100	36.0	100

Operating exceptional items
Performance Analysis	1.3		(5.1)
Service Assurance	(1.9)		(0.1)

Communications	(0.6)		(5.2)
Non-segmental	(2.3)		(2.3)

	(2.9)		(7.5)

Goodwill amortisation
Performance Analysis	(3.7)		(3.9)
Service Assurance	(5.1)		(5.5)

Communications	(8.8)		(9.4)
Network Products	(0.3)		(0.3)

	(9.1)		(9.7)

Operating profit	30.8		18.8

2. Geographical analysis

	Year to 31 December
£ million	2004	%	2003	%
Turnover by market

Europe	167.4	35	149.6	32
North America	223.4	47	229.3	49
Asia Pacific, Rest of Americas, Africa	84.2	18	87.3	19

	475.0	100	466.2	100

Turnover by source

Europe	184.9	39	168.2	36
North America	243.4	51	262.1	56
Asia Pacific, Rest of Americas, Africa	46.7	10	35.9	8

	475.0	100	466.2	100

Operating profit by source

Operating profit before goodwill amortisation and exceptional items
Europe	20.6	48	21.7	60
North America	20.1	47	13.0	36
Asia Pacific, Rest of Americas, Africa	2.1	5	1.3	4

	42.8	100	36.0	100

Operating exceptional items
Europe	(2.1)		(2.3)
North America	(0.8)		(5.2)

	(2.9)		(7.5)

Goodwill amortisation
Europe	(1.5)		(1.5)
North America	(7.6)		(8.2)

	(9.1)		(9.7)

Operating profit	30.8		18.8

3. Earnings per share

	Year to 31 December
£ million	2004	2003
Basic profit/(loss) attributable to shareholders	16.0	(0.5)

Operating exceptional items	2.9	7.5
Goodwill amortisation	9.1	9.7
Loss/(profit) on disposal of operations	0.9	(3.6)
Exceptional interest charge	0.5	16.1
Prior year tax credit	(1.3)	(6.0)
Attributable taxation on exceptional items	—	(1.7)

Headline earnings attributable to shareholders	28.1	21.5

Weighted average number of Ordinary shares in issue - basic and headline (million)	939.2	929.3

Weighted average number of Ordinary shares - diluted (million)	957.3	929.3

4. Reconciliation of operating profit to net cash inflow from operating activities
	Year to 31 December
£ million	2004	2003
Operating profit	30.8	18.8
Depreciation	25.4	29.3
Loss/(profit) on disposal of tangible fixed assets	0.4	(0.1)
Tangible fixed asset write-downs	0.6	2.2
Goodwill amortisation	9.1	9.7
Stock compensation expense	0.6	0.6
Deferred income received	4.9	0.2
(Increase)/decrease in debtors	(9.1)	3.8
(Increase)/decrease in stocks	(1.0)	3.1
Increase in creditors	9.3	5.7
Decrease in provisions	(2.9)	(5.9)
Pension fund liability	(7.8)	0.8

Net cash inflow from operating activities	60.3	68.2

The above financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The comparative financial information is based on the statutory accounts for the financial year to 31 December 2003. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

Adoption of International Financial Reporting Standards

Spirent is required to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) with effect from 1 January 2005. For the Spirent Group the main areas on which we expect IFRS to make an impact will be the reporting and treatment of goodwill and intangible assets, share-based payments, financial instruments and profit or loss on disposal of operations. The adoption of IFRS will not affect our position under existing borrowing covenants as they are calculated under UK GAAP as it existed at 31 December 2002 nor will IFRS change the cash flow, risk profile or economics of the business going forward.

Spirent is expecting to report two years of comparative data in accordance with the requirements for US listed companies and as a consequence the IFRS transition date for Spirent will be 1 January 2003, being the start of the earliest period of the comparative information required.

We discuss below the areas that will be affected by the adoption of IFRS compared with UK GAAP, based on IFRS expected to be in force at 31 December 2005. These are subject to ongoing review and endorsement by the EU and interpretive guidance by the International Accounting Standards Board (IASB) and are therefore still subject to change. All information provided below is for illustrative purposes only and is subject to further management review and external audit.

IFRS 3 ‘Business Combinations’ prohibits amortisation of goodwill and requires that it be carried at cost with impairment reviews undertaken annually or when indicators of impairment exist. The Spirent Group did not make any major acquisitions in either the 2003 or 2004 accounting periods and we will apply IFRS 3 prospectively from the transition date. Goodwill amortisation charged under UK GAAP for 2003 and 2004 was £9.7 million and £9.1 million, respectively, and these charges will be reversed in the restatements under IFRS.

In accordance with IFRS 2 ‘Share-based Payment’ a charge will be recognised for the fair value of employee stock options granted. The fair value will be calculated using a binomial model and will include all options granted since 7 November 2002 which are not vested at 1 January 2005 as allowed by the standard. The charge, which does not affect cash flow, will consequently build up over time. It is expected to be minimal for 2003 and in the region of £5 million for 2004.

IAS 19 ‘Employee Benefits’ permits a number of different approaches for the accounting treatment of defined benefit pension plans. Spirent expects to adopt the approach which is similar to the UK standard Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’. Spirent adopted FRS 17 for UK GAAP reporting in 2003.

Spirent will apply IAS 32 and 39 ‘Financial Instruments’ prospectively, that is with effect from 1 January 2005, and hence no adjustments for financial instruments will be required in the profit and loss restatements for 2003 and 2004. The principles of IAS 39 require that financial instruments be measured at fair value. Spirent uses derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates. In general the number and fair value adjustments of these transactions is relatively small and we would therefore not anticipate a significant effect on our results in respect of IAS 39 unless our activity in such instruments increases.

Goodwill written off to reserves and arising prior to 1 January 1998, which is reinstated under UK GAAP, is not reinstated in the calculation of the profit or loss on disposal of subsidiaries under IFRS. Furthermore, IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’

requires the cumulative exchange differences on foreign operations to be included in the calculation of profit or loss on disposal. These combined requirements will increase the profit reported on our disposals in 2003 by £5.0 million to £8.6 million and restate the loss reported in 2004 by £4.9 million to a profit of £4.0 million.

There will be other less significant differences between IFRS and UK GAAP and some changes to the presentation of our financial results required as a result of the restatements under IFRS.

We expect the net effect of the above adjustments will be to increase the reported level of earnings in respect of the 2003 and 2004 financial years under IFRS compared with UK GAAP. This is principally because the reversal of the goodwill amortisation charge and the adjustment in respect of the profit or loss on disposals (both excluded for headline earnings calculations, in any event), will exceed the share-based compensation charge arising under IFRS 2, the latter being a non-cash item.

Restated figures for the 2004 interim and 2004 final results will be made available before the publication of the 2005 interim results.